UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No 1)


                        The Ashton Technology Group, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   045084-10-0
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

            Louis J. Bevilacqua, Esq., Cadwalader Wickersham & Taft,
                      100 Maiden Lane, New York, NY 10038
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 16, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1      NAME OF  REPORTING  PERSON
       S.S.  OR I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON
       Fredric W. Rittereiser

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [x]  (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [x]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
                      7       SOLE VOTING POWER
                              -0-
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              513,500
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                -0-
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              513,500

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,601,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.2%

14     TYPE OF REPORTING PERSON
       IN

1      NAME OF  REPORTING  PERSON
       S.S.  OR I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON
       Robert A. Eprile

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6      CITIZENSHIP  OR PLACE OF  ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              750,000
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                750,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,601,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.2%

14     TYPE OF REPORTING PERSON
       IN

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       John A. Blohm

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
       [  ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              12,500
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                12,500
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,601,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.2%

14     TYPE OF REPORTING PERSON
       IN

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       The Dover Group, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [x]  (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [x]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              513,500
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                513,500
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,601,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.2%

14     TYPE OF REPORTING PERSON
       CO

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Dr. F.E. Weimmer, Jr.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              10,000
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              513,500
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                10,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              513,500

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,601,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.2%

14     TYPE OF REPORTING PERSON
       IN

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       F.E. Weimmer, Sr.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              130,000
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              513,500
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                130,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              513,500

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,601,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.2%

14     TYPE OF REPORTING PERSON
       IN

1      NAME OF REPORTING PERSON
       S.S.   OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       F.E. Rittereiser, Sr.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              75,000
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              513,500
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                75,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              513,500

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,601,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.2%

14     TYPE OF REPORTING PERSON
       IN

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Tom Rittereiser, as Trustee for Alexis J. Rittereiser, Amanda Weimmer, and John Weimmer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              110,000

     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              513,500
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                110,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              513,500

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,601,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.2%

14     TYPE OF REPORTING PERSON
       OO

                         AMENDMENT NO. 1 TO SCHEDULE 13D

     This amended statement relates to shares of Common Stock, $.01 par value per share, (the "Common Stock"), of The Ashton Technology Group, Inc. (the "Issuer" or the "Company"). Fredric W. Rittereiser ("Rittereiser"), Robert A. Eprile ("Eprile"), John A. Blohm ("Blohm"), The Dover Group, Inc. ("Dover"), Dr. F.E. Weimmer, Jr., F.E. Weimmer, Sr., F.E. Rittereiser, Sr., and Tom Rittereiser as Trustee for Alexis J. Rittereiser, Amanda Weimmer, and John Weimmer ("Tom Rittereiser as Trustee") (each of the foregoing a "Reporting Person") filed a combined Schedule 13D on September 13, 1996 with respect to the Common Stock. Items 2, 3, 4 and 5 of the Schedule 13D are amended as set forth under the appropriate captions below.

Item 2.  Identity and Background

     No change except that the identity and background information for Dover (Item 2.4(e)) should refer to Item 2.1(e) because Rittereiser is as of September 10, 1996 the Chairman and Chief Executive Officer of Dover, and notwithstanding the disclosure in Item 2.1(e), Rittereiser's NASD registration was suspended, not revoked.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is amended and restated as follows:

     None of the shares owned by the Reporting Persons were acquired by recent purchases.

     Eprile received his shares of Common Stock of the Issuer pursuant to an Agreement and Plan of Reorganization dated October 25, 1995, whereby Eprile exchanged shares of UTTC for shares of the Issuer.

     Blohm acquired his shares of Common Stock of the Issuer in December 1994 from Dover for $25,000 in cash from personal funds. Blohm acquired his options to purchase 350,000 shares of Common Stock on January 31, 1996 in exchange for services to the Issuer.

     Dover received its shares of Common Stock of the Issuer in exchange for a total of $31,567 in cash from working capital at the time of formation of the Issuer. Dover also purchased, with cash from working capital, options to buy 150,000 shares of Common Stock of the Issuer on March 15, 1996 from a third party, and exercised these options on May 27, 1996. On June 22, 1995, Dover assigned its shares of Class A Common Stock of Computer Science Innovations, Inc. (a subsidiary of the Issuer) to the Issuer in exchange for the Issuer's issuance to Dover of its redeemable common stock purchase warrants.

     Dr. F.E. Weimmer, Jr., F.E. Weimmer, Sr., F.E. Rittereiser, Sr., and Tom Rittereiser as Trustee received their shares of Common Stock of the Issuer in consideration for services rendered to Dover.

Item 4.  Purpose of Transaction

     No change except for the addition of the following:

     The Reporting Persons through counsel have commenced discussions with the Issuer's counsel and counsel representing Raymond T. Tate, the Chairman of the Board of Directors of the Issuer, regarding the possible resolution of the concerns previously expressed in this Statement by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer

     The fourth sentence of the second paragraph of Item 5(a) is amended and restated as follows:

     Dr. F.E. Weimmer, Jr., F.E. Weimmer, Sr., and F.E. Rittereiser, Sr. are the beneficial owners of 10,000, 130,000 and 75,000 shares of Common Stock, respectively, or 0.1%, 1.7% and 1.0%, respectively, of the total outstanding Common Stock.

     The last sentence of the third paragraph of Item 5(a) is amended and restated as follows:

     The shares of Common Stock held by The Dover Group, Inc. exclude 240,000 warrants exercisable on May 2, 1997 and expiring on May 2, 2002.

     (b) No change except that (i) Dr. F.E. Weimmer, Jr. has the sole power to vote/direct the vote of 10,000 shares of common stock, and the sole power to dispose/direct the disposition of 10,000 shares of common stock and (ii) F.E. Weimmer, Sr. has the sole power to vote/direct the vote of 130,000 shares of common stock, and the sole power to dispose/direct the disposition of 130,000 shares of common stock.

     (c) Item 5(c) is amended and restated as follows:

     During the past sixty days, the following transactions in the Common Stock were effected:

               On March 15, 1996, Robert A. Eprile granted to Dover options to purchase up to 350,000 shares of Common Stock (the "Eprile
               Options"), and David N. Rosensaft granted to Dover options to purchase up to 150,000 shares of Common Stock (the "Rosensaft Options"). The exercise price for such options was $1.50 per share. On May 2, 1996, Antebe Investment Gp. Limited ("Assignee") paid Eprile $.10 per share as consideration for Mr. Eprile's assignment of the Eprile Options to Antebe. The purpose of these options was to provide liquidity for Messrs. Rosensaft and Eprile. None of the proceeds from the issuance or exercise of the Rosensaft or Eprile Options were received, directly or indirectly, by the Issuer.

               The Assignee exercised the Eprile Options on July 2, 1996 and accordingly paid to Eprile the purchase price for the shares of Common Stock purchased.

               On May 24, 1996, Dover sold 20,000 warrants of the Issuer at $6.625 per share (settled May 27, 1996), bringing the amount of warrants of the Issuer owned by Dover to 240,000.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 1996


Fredric W. Rittereiser                       Robert A. Eprile

/s/  Fredric W. Rittereiser                  /s/  Robert A. Eprile
- ---------------------------                  ---------------------


John A. Blohm                                The Dover Group

/s/  John A. Blohm                           /s/  Fredric W. Rittereiser
- ------------------                           ---------------------------
                                             Name:  Fredric W. Rittereiser
                                             Title:   Chairman


Dr. F.E. Weimmer, Jr.                        F.E. Weimmer, Sr.

/s/  Dr. F.E. Weimmer, Jr.                   /s/  F. E. Weimmer, Sr.
- --------------------------                   -----------------------


F.E. Rittereiser, Sr.                        Tom Rittereiser as Trustee

/s/  F.E. Rittereiser, Sr.                   /s/  Tom Rittereiser as Trustee
- --------------------------                   -------------------------------